HAEMACURE

                              HAEMACURE CORPORATION




September 9, 1999



Mr. Marc Paquin
8158 Deerbrook Circle
Sarasota, FL  34238

Dear Mr. Paquin,

On behalf of the Board of Directors of Haemacure Corporation, a Canadian corporation, I wish to outline the terms of your employment with the company.

1. Your new employment agreement is for an initial term of two years, commencing September 2, 1999;

2. You will fulfill the functions of President and Chief Executive Officer of the company on a full-time basis, subject to the supervision and control of the Board of Directors and, more specifically, will perform such duties, consistent with this position, as shall be determined by the Board of Directors;

3. This agreement will automatically renew for successive terms of one year each unless the company gives you a one-year prior notice of its intent not to renew;

4. Your annual base salary will be in the amount of US$225,000 and will be increased annually to reflect the increase in the Consumer Price Index or equivalent replacement index published by the Government of the United States;

5. You will be eligible to an annual performance bonus the amount of which will not exceed 30% of your annual base salary, if certain stated objectives determined by the Board of Directors are attained;

6. You will be granted, as part of this agreement, an option to purchase 100,000 common shares of the company at the exercise price of C$4.00. This grant of an option is subject to the approval by the shareholders of the company assembled in meeting, of the increase by 577,386 of the number of common shares the company may issue under its current Stock Option Plan. Once so approved by the shareholders, the option will be exercisable as follows: 50,000 shares on September 2, 2000 and 50,000 shares on September 2, 2001;

                             16771, Chemin Ste-Marie
                            Kirkland (Quebec) H9H 5H3
                 Telephone: (514) 426-7181 o Fax: (514) 630-7756


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7.   In case of  non-renewal or termination of this agreement by the company you will receive an indemnity equal to the greater of 18 months salary or the salary to be paid to you during the balance of the term of the agreement. No indemnity will be paid to you should you resign;

8. In case of non-renewal or termination of this agreement by the company, or resignation, you agree not to engage, directly or indirectly, in any activity competing with those of the company and its subsidiaries, or in a capacity as lender, guarantor, shareholder, director, officer, employee, consultant or provider of any goods or services to a party engaged in such competing activities, for a period of two years following such non renewal or termination, wherever the company carries on business or distributes or plans to distribute, directly or indirectly, its products;

9.   You will be paid a monthly car allowance of US $800;

10.  You are entitled to business or first class airline transportation;

11. You will be entitled to all benefits to which senior employees or officers of the company are entitled to and to such expense account and other benefits, including health benefits, the Board of Directors may approve;

12. You agree to present your expense accounts to the approval of the Chairman of the Board of Directors;

13.  This agreement will be governed by the law of the Province of Quebec.

In order to confirm your agreement with the foregoing, please sign and return the duplicate of this letter to the undersigned.

                                             Yours truly,


                                             /s/ Louis M. Riopel

                                             Louis M. Riopel
                                             On behalf of the Board of Directors


                                             /s/ Marc Paquin

                                             Marc Paquin
                                             President and CEO


cc:   Mr. Wayne G. Johnson
      Chair of the Compensation Committee



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